SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Telvent GIT, S.A. has been informed by Manuel Sánchez Ortega, Telvent’s Chairman and Chief Executive Officer, that he has received notification from the judge in the Audiencia Nacional investigation into the Xfera matter that the prosecutor has formally accused the parties involved in the investigation, including Mr. Sánchez, and that the judge has ordered that a trial be commenced against such parties. Mr. Sánchez is accused of cooperating with certain of such accused parties in their alleged misconduct, which if proved at the trial, could constitute the offense of disloyal administration of our parent company, contrary to Article 295 of the Spanish Penal Code. The prosecutor is seeking a two-year sentence and certain civil penalties with respect to Mr. Sánchez. Mr. Sánchez has informed us again that he denies any wrongdoing and intends to continue vigorously defending the charges that have been brought against him in connection with the investigation.
     As previously reported, we sold our investment in Xfera in 2004 to an indirect subsidiary of Abengoa, Telvent Investments S.L. We are not a shareholder of Telvent Investments S.L. We are not responsible for the payment of any amount relating to the business of Xfera, nor do we have any guarantee obligations related to Xfera. Therefore, we do not expect the outcome of this case to have any direct impact on our financial results and we expect to continue operating in the normal course of business, developing and implementing our strategic business plan. While we do not expect that the amount of time that Mr. Sánchez will have to devote to the Xfera proceedings will have a material effect on our business, this is something which is difficult to predict with certainty.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ana María Plaza Arregui
	Name:	Ana María Plaza Arregui
	Title:	Chief Financial Officer

Date: February 22, 2006

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